UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2023

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC dated July 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 27, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

27 July 2023

Barclays Bank PLC

2023 Interim Results Announcement

Barclays Bank PLC announces that its 2023 Interim Results Announcement will today be submitted in unedited full text to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and may also be accessed via the Barclays website at https://home.barclays/investor-relations/reports-and-events/latest-financial-results/.

This announcement is made in accordance with DTR 6.3.5R(1A).

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Adam Strachan                 James Johnson                     Jon Tracey
+1 212 526 8442               +44 (0)207 116 7233          +44 (0)207 116 4755